UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INOZYME PHARMA, INC.

(Name of Subject Company (Issuer))

INCLINE MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

BIOMARIN PHARMACEUTICAL INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Alexander Hardy

President and Chief Executive Officer

G. Eric Davis

Executive Vice President & Chief Legal Officer

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Chadwick Mills, Esq.

Siana Lowrey, Esq.

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

(415) 693-2000

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: E

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Incline Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Inozyme Pharma, Inc., a Delaware corporation, for $4.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of June 2, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Notice of Guaranteed Delivery.

(a)(1)(vi)*	Summary Advertisement, as published in The Wall Street Journal on June 2, 2025.

(a)(5)(i)	Joint Press Release issued by BioMarin Pharmaceutical Inc. and Inozyme Pharma, Inc. dated May 16, 2025 (incorporated by reference to (i) Exhibit 99.1 of the BioMarin Pharmaceutical Inc. Current Report on Form 8-K (File No. 000-26727) filed with the Securities and Exchange Commission on May 16, 2025 and (ii) Exhibit 99.1 of the Inozyme Pharma, Inc. Current Report on Form 8-K (File No. 001-39397) filed with the Securities and Exchange Commission on May 16, 2025).

(a)(5)(ii)	Letter to BioMarin Employees dated May 16, 2025 (incorporated by reference to Exhibit 99.1 of the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 16, 2025).

(a)(5)(iii)	Letter to Inozyme Employees dated May 16, 2025 (incorporated by reference to Exhibit 99.2 of the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 16, 2025).

(a)(5)(iv)	BioMarin Social Media Content dated May 16, 2025 (incorporated by reference to Exhibit 99.3 of the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 16, 2025).

(a)(5)(v)	Email from Douglas A. Treco, Chief Executive Officer and Chairman of Inozyme Pharma, Inc., to employees on May 16, 2025 (incorporated by reference to Exhibit 99.1 of the Inozyme Pharma, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on May 16, 2025).

(a)(5)(vi)	Transcript from BioMarin Business Update Call dated May 16, 2025 (incorporated by reference to Exhibit 99.1 of the BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 19, 2025).

(a)(5)(vii)	Presentation to BioMarin Employees dated May 19, 2025 (incorporated by reference to Exhibit 99.1 of the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 19, 2025).

(a)(5)(viii)	Presentation to Inozyme Employees dated May 19, 2025 (incorporated by reference to Exhibit 99.2 of the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 19, 2025).

(b)	Not Applicable.

(d)(1)+	Agreement and Plan of Merger, dated as of May 16, 2025, by and among Inozyme Pharma, Inc., BioMarin Pharmaceutical Inc., and Incline Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the BioMarin Pharmaceutical Inc. Current Report on Form 8-K (File No. 000-26727) filed with the Securities and Exchange Commission on May 16, 2025).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the BioMarin Pharmaceutical Inc. Current Report on Form 8-K (File No. 000-26727) filed with the Securities and Exchange Commission on May 16, 2025).

Exhibit No.	Description

(d)(3)*	Mutual Non-Disclosure Agreement, dated May 8, 2024, by and between BioMarin Pharmaceutical Inc. and Inozyme Pharma, Inc.

(d)(4)*	Exclusivity Agreement, dated May 10, 2025, by and between BioMarin Pharmaceutical Inc. and Inozyme Pharma, Inc.

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

*	Filed herewith
+

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. BioMarin agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request; provided, however, that BioMarin may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2025		Incline Merger Sub, Inc., a Delaware corporation

	By:	/s/ G. Eric Davis
G. Eric Davis
President

BioMarin Pharmaceutical Inc., a Delaware corporation

	By:	/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, Chief Legal Officer